UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of July 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated July 6, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:July 6, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - June 2017

Mumbai, July 6, 2017: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the revised report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for June 2017

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUNE 2016	JUNE 2017	JUNE 2016	JUNE 2017	JUNE 2016	JUNE 2017
Micro	NANO	398	275	481	167	0	25
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	9305	9135	11224	9818	63	100
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	39	0
UV1	SUMO	237	467	281	425	10	1
UV2	SAFARI, SUMO GRANDE, MOVUS	395	214	482	216	13	1
UV3	ARIA, HEXA	0	490	14	550	0	0
V1	VENTURE	50	0	27	0	0	1
V2	ACE MAGIC, MAGIC IRIS	2451	1229	2464	1972	39	2
N1- A1	ACE, ACE EX, ACE Zip	8223	7132	7181	6840	1644	747
N1- A2	Super ACE, TATA207, XENON, Winger DV	4226	4004	2848	4198	957	601
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	261	104	157	50	42	3
M2- A2	Winger 14 seats, SFC407, CityRide	445	448	385	283	76	29
N2- A1	SFC407, LPT407	1148	924	1184	1373	133	207
N2- A2	SFC709, LPT709	1160	796	320	237	52	156
N2- A3	LPT9109	632	434	347	265	120	65
N2- A4	LPT1109	637	229	752	753	163	122
M3- A2	LP709, SFC410, LP410	1044	1307	1478	1203	287	205
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	414	421	762	609	48	111
M3- C2	LPO1512, LPO1612, Starbus, Divo	759	381	661	206	375	299
N3- A1	LPT1613, LPK1616, SK1613	4378	1924	1436	1278	842	448
N3- B1(a)	LPT2518, LPK2518	3383	1068	2542	1511	407	297
N3- B1(b)	LPT3118	3706	2856	1807	2665	168	5
N3- B2(b)	LPS3518. LPS3015, LPS3516	377	513	314	528	0	55
N3-B2(d)	LPS4018, LPS4023	1706	926	1505	1707	125	20
N3- B2(e)	LPS4928	676	780	21	0	0	4

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 269,850 crores in 2016-17. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.